UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              450 5th Street, N.W.
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934


                               Ned H. Ragland, Jr.
          ------------------------------------------------------------
                        (Name of Person Filing Statement)


                              Beckley Bancorp, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   075735 100
          ------------------------------------------------------------
                      (CUSIP Number of Class of Securities)



                               Ned H. Ragland, Jr.
                                  P.O. Box 682
                                Beckley, WV 25802
                                 (304) 252-8606
          ------------------------------------------------------------
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)


                                December 11, 1996
          ------------------------------------------------------------
                          (Date of event which requires
                            filing of this statement)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this schedule  because of Rule 13d-1 (b)(3)
         or (4), check the following                 .
                                     ----------------

                       (Continued on the following pages)

                               (Page 1 of 7 Pages)

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CUSIP No.  075 735 100             13D             Page 2 of 7 Pages
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           1             NAME OF REPORTING PERSONS
                         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ned H. Ragland, Jr. (###-##-####)

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           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)|_|
                                                                          (b)|_|
                          N/A
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           3             SEC USE ONLY


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           4             SOURCE OF FUNDS

                                          BK & PF
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           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            |_|

                         N/A
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           6             CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States

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                               7          SOLE VOTING POWER
      NUMBER OF
        SHARES                                                   27,924
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
     PERSON WITH

                       ---------------------------------------------------------
                               8          SHARED VOTING POWER
                                                                  1,100
                       ---------------------------------------------------------
                               9          SOLE DISPOSITIVE POWER
                                                                  36,185
                       ---------------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                                                   1,814
--------------------------------------------------------------------------------
          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                                                  37,999
--------------------------------------------------------------------------------
          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                      |_|

                         N/A
--------------------------------------------------------------------------------
          13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         6.3%

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          14             TYPE OF REPORTING PERSON
                         IN

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                                       -1-

Ned H. Ragland, Jr.
SSN:  ###-##-####
Schedule 13D
Page 3 of 7

Item 1.  Security and Issuer
----------------------------

         The class of equity security to which this statement relates is the Common Stock, $0.10 par value, of Beckley Bancorp, Inc. whose executive office is located at 200 Main Street, Beckley, West Virginia 25801.

Item 2.  Identity and Background
--------------------------------

         First Reporting Person
         ----------------------

         (a)      Name:             Ned H. Ragland, Jr.
                  -----

         (b)      Residence Address:      603 Club Circle, Daniels, WV  25832
                  ------------------

         (c)      Principal Occupation:   Attorney, Law Offices of Ned H.
                  --------------------    Ragland, Jr., P.O. Box 682,
                                          Beckley, West Virginia  25802.

                                          Secretary-Treasurer and
                                          Director  of the Issuer and its
                                          subsidiary, Beckley Federal
                                          Savings Bank,  200 Main Street,
                                          Beckley, West Virginia 25801.

         (d)      Criminal Proceeding Convictions:        None
                  -------------------------------

         (e)      Securities Laws Proceedings:            None
                  ----------------------------

         (f)      Citizenship:              United States
                  ------------

Item 3.  Source and Amount of Funds and Other Consideration
-----------------------------------------------------------

         The purchase of 20,400 of the shares of Common Stock beneficially owned was made with $3,950 from the personal funds of the reporting person and
$200,050 from the proceeds of a loan to the reporting person made by a third party lender in the normal course of business. Of the remaining shares, 1,190 were granted to the first reporting person under a stock bonus plan of which 476 shares are fully vested and 714 shares are held by the stock bonus plan trust and 8,975 shares represent options to purchase shares which are excercisable within sixty days. The remaining shares beneficially owned by the reporting person consist of 500 shares purchased with $5,125 from the personal funds of the reporting person's spouse and 600 shares purchased with $6,375 from the personal funds of the reporting person's children and 6,334 shares which are registered to the reporting person's mother, for whom the reporting person has power of attorney.

Ned H. Ragland, Jr.
SSN:  ###-##-####
Schedule 13D
Page 4 of 7

Item 4.  Purpose of Transaction
-------------------------------

         The purpose of the acquisition of securities of the issuer is for the personal investment of the reporting person. The reporting person has no plans or proposals which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation; a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's business or corporate structure; changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; causing a class of securities of the issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those listed above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) 37,999 shares are beneficially owned by the reporting person as of the date of this statement, representing 6.3 of the issued and outstanding shares. The shares beneficially owned include 8,975 shares which the reporting person has a right to acquire within sixty days pursuant to the exercise of stock options. The shares beneficially owned also include 714 shares held by a stock bonus plan trust.

Ned H. Ragland, Jr.
SSN:  ###-##-####
Schedule 13D
Page 5 of 7

Item 5.  Interest in Securities of the Issuer (continued)
---------------------------------------------------------

         (b) Of the 30,565 shares directly owned by the reporting persons as of the date of this statement, the reporting persons exercise sole voting power over 21,590 shares and sole dispositive power over 29,851 shares. The 714 shares held by the stock bonus plan trust, of which the first reporting person is a trustee, has specific restrictions on the disposition of such shares. Of the 30,565 shares directly owned by the reporting person, 8,975 are options to purchase shares which are exercisable within sixty days and the reporting person has no immediate voting rights as such shares have not been issued. The reporting person has shared voting and dispositive power over 1,100 shares registered to the reporting person's spouse and children because of their residence in the reporting person's household. The reporting person has sole voting and dispositive power over the remaining 6,334 shares registered to the reporting person's mother through power of attorney. Reference is made to Items 7, 8, 9, 10 and 11 of page 2.

         (c) On December 11, 1996, the reporting person became eligible to exercise 6,000 options to purchase which were granted to the reporting person on June 11, 1996. No other transactions in the class of securities reported on have been effected during the past sixty days.

         (d) Of the shares beneficially owned by the reporting person, the spouse of the reporting person is the registered owner of 500 shares and the reporting person's two children are the registered owners of 300 shares each and the reporting person's mother is the registered owner of 6,334 shares. Of the remaining shares, no other person has any interest in the securities reported pursuant to this Schedule 13D.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

         There are no contracts, arrangements, understandings or relationships between the undersigned and any other person with respect to the issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise.

Ned H. Ragland, Jr.
SSN:  ###-##-####
Schedule 13D
Page 6 of 7

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         A.  Loan Document (as discussed in Item 3)

Ned H. Ragland, Jr.
SSN:  ###-##-####
Schedule 13D
Page 7 of 7

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 January 2, 1997                                     /s/  Ned H. Ragland, Jr.
-------------------                                  ---------------------------
Date                                                 Signature


                                                     Ned H. Ragland, Jr.
                                                     ---------------------------
                                                     Name (Typed)